FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Financial Forecasts Upward for the Six Months Ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 24, 2005, in Kyoto, Japan

Nidec Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2005

Nidec Corporation (the “Company”) today announced upward revisions of its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2005.

The details are as follows.

1. Revised consolidated financial forecasts (U.S. GAAP) for the six months ended September 30, 2005.

(From April 1, 2005 to September 30, 2005)					(Yen in millions)
	For the six months ended September 30, 2005				For the six months ended September 30, 2004
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	245,000	256,000	11,000	4.5%	236,405
Operating income	25,000	25,000	0	0%	24,096
Net income before tax	25,000	30,000	5,000	20.0%	27,432
Net income	15,000	20,000	5,000	33.3%	16,049

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2005.

(From April 1, 2005 to September 30, 2005)					(Yen in millions)
	For the six months ended September 30, 2005				For the six months ended September 30, 2004
	Previous forecast (Apr. 25, 2005)	Revised Forecast	Change (amount)	Change (percent)
Net sales	70,000	82,800	12,800	18.3%	59,582
Operating income	2,400	4,250	1,850	77.1%	651
Recurring income	4,500	12,200	7,700	171.1%	5,909
Net income	3,500	10,200	6,700	191.4%	4,934

3. Reasons for revision

The Company’s consolidated sales for the six months ended September 30, 2005 exceeded the previous expectation by 4.5% due to brisk demand for its small precision motors including highly profitable hard disk drive motors. Consolidated operating income increased to the extent of recovering the first-quarter losses caused by the customers’ inventory adjustments, major uncorrectable receivables and metal price hikes, reaching the previously projected level. An exchange gain of approximately ¥4.5 billion and decreases in minority interest, in addition to the stated operating income increase, are expected to increase consolidated net income by ¥5.0 billion over the previously projected level.

The Company’s non-consolidated results accordingly surpassed the previous expectation both in sales and profit. Non-consolidated recurring income increased significantly, reflecting increases in non-consolidated operating income, exchange gain and dividends from subsidiaries. Non-consolidated net income also increased for the stated reasons.

The Company plans to announce a revision of its full-year earnings forecasts on October 28, 2005.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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